RMS

18005568

FEB 28 2018

Washington DC

408

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-53317 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 California Street, 7th Fl
(No. and Street)

| San Francisco | CA | 94108 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Rutberg — 415-371-1186
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| One Market St, Suite 620 | San Francisco | CA | 94105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



BW

## OATH OR AFFIRMATION

I, Bryan Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg & Company, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

JOHN MINJIRAS
Notary Public - California
San Francisco County
Commission # 2099043
My Comm. Expires Mar 5, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CA JURAT FORM**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 23rd

day of FEBRUARY, 2018, by BRYAN RUTBERG

_______________________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOHN MINJIRAS
Notary Public - California
San Francisco County
Commission # 2099043
My Comm. Expires Mar 5, 2019

(Seal) Signature John Minjiras

## TABLE OF CONTENTS

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Rutberg and Company, LLC

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Rutberg and Company, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Report on Supplemental Information*

The information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2017.

EISNERAMPER LLP
San Francisco, CA
February 23, 2018

## RUTBERG AND COMPANY, LLC

**Statement of Financial Condition**
*As of December 31, 2017*

| | 2017 |
|---|---|
| **Assets** | |
| Cash | $98,526 |
| Prepaid Expenses | 1,312 |
| Total assets | $99,838 |
| **Liabilities and Member's Equity** | |
| Liabilities: | |
| Due to Rutberg Holdings, LLC | $80,131 |
| Total liabilities | 80,131 |
| Member's equity | 19,707 |
| Total liabilities and member's equity | $99,838 |

The accompanying notes are an integral part of these financial statements.

**RUTBERG AND COMPANY, LLC**

**Statement of Operations**
*For the Year Ended December 31, 2017*

| | **2017** |
|---|---|
| Income: | |
| Investment banking fees | $96,195 |
| Total income | 96,195 |
| Expenses: | |
| Professional fees | 35,750 |
| Other operating expenses | 25,197 |
| Total expenses | 60,947 |
| Net income before provision for income taxes | |
| Provision for income taxes | 800 |
| Net income | $34,448 |

The accompanying notes are an integral part of these financial statements.

**RUTBERG AND COMPANY, LLC**

**Statement of Changes in Member's Equity**
*For the Year Ended December 31, 2017*

| | Member's Equity |
|---|---|
| Balance at January 1, 2017 | $ 85,259 |
| Distributions | (100,000) |
| Net income | 34,448 |
| Balance at December 31, 2017 | $ 19,707 |

The accompanying notes are an integral part of these financial statements.

## RUTBERG AND COMPANY, LLC

### Statement of Cash Flows
*For the Year Ended December 31, 2017*

| | 2017 |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 34,448 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Change in operating assets and liabilities: | |
| Accounts receivable | 11,871 |
| Prepaid expenses | 1,968 |
| Accounts payable and accrued expenses | (3,778) |
| Deferred Revenue | (12,500) |
| Due to Rutberg Holdings,LLC | 61,689 |
| Net cash provided by operating activities | 93,698 |
| Cash flows from financing activities: | |
| Distributions to member | (100,000) |
| Net cash used in financing activities | (100,000) |
| Net decrease in cash | (6,302) |
| Cash at the beginning of the year | 104,828 |
| Cash at the end of the year | $ 98,526 |

The accompanying notes are an integral part of these financial statements.

## 1. Summary of Significant Accounting Policies

**General** - Rutberg and Company, LLC (the "Company") is a wholly-owned subsidiary of Rutberg Holdings, LLC. The Company was established April 3, 2007 and is a Delaware limited liability company that shall continue operating indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company is a research-centric investment bank focused exclusively on providing merger & acquisition advisory services to both public and private companies, and raising capital for industry leading emerging growth companies in the wireless and digital media industries. In 2017, there were limited investment banking activities that the Company participated in. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a limited liability company, the member's liability account is limited to the amount reflected in member's capital amount.

**Basis of Presentation** - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

**Uses of Estimates** - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Fair Value** - Certain assets and liabilities are recorded at fair value.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of their fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

**Accounts Receivable** - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method for valuing doubtful accounts receivable which is based on historical experience, coupled with a review of existing receivable. As of December 31, 2017, there were no accounts receivable, reserve for doubtful accounts, or bad debt expense.

**Cash and Cash Equivalent** - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original maturities of three months or less to be cash equivalents.

**Concentration of Credit Risk** - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable.

The Company maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

**Impairment of Long-lived Assets** - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2017.

**Revenue Recognition** - In May 2014, the FASB issued new accounting guidance, Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, on revenue recognition. The new standard provides for a five-step model to be applied to all revenue contracts with customers as well as requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a look back approach or cumulative effect adjustment approach to apply the standard. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted, but not before the original effective date of the standard. The Company is currently evaluating the impact of the new guidance on financial statements and related disclosures. While the Company has not identified any material changes in its revenue recognition, the Company continues to evaluate the potential impacts that these revenue recognition standards may have on its Financial Statements and additional disclosure requirements.

**Expense Recognition** - The Company's expenses are charged to expense as incurred.

**Income Taxes -** The Company use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the member, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

## 2. Fair Value

In accordance with the Expense Sharing Agreement, any direct cost is paid first by the Rutberg Holdings, LLC, and then allocated to the Company.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash | $98,526 | $--- | $--- | $98,526 |
| Due to Related Parties | $--- | $80,131 | $--- | $80,131 |

## 3. Related Party Transactions

For the years ended December 31, 2017, distribution to member of $100,000 were paid by the Company and received by Rutberg Holdings, LLC.

The activity in the Due to Rutberg Holdings, LLC was as follows for the years ended December 31, 2017:

| | **2017** |
|---|---|
| Balances at the beginning of the year | $ 18,442 |
| Expense paid/incurred by Rutberg Holdings, LLC on behalf of the Company | 61,689 |
| Balances at the end of the year | $ 80,131 |

In accordance with an Expense Sharing Agreement, Rutberg Holdings, LLC has agreed to pay all shared costs and the Company has no obligation to reimburse, or otherwise compensate Rutberg Holdings, LLC for these costs related to the activities of the Company. Since the Company has limited activity, no such shared costs were allocated to the Company.

## 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $18,396. Net capital as of December 31, 2017 was $13,054 more than the required net capital. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 4 to 1.

Supplemental Information

**RUTBERG AND COMPANY, LLC**

**Computation of Net Capital**
**Under Rule 15c3-1 of the Securities and Exchange Commission**
*As of December 31, 2017*

Net Capital

| | |
|---|---|
| Total member's equity from statement of financial condition | $19,707 |
| Deductions and/or charges: | |
| Total nonallowable assets from statement of financial condition: | |
| Accounts receivable | --- |
| Prepaid expenses | (1,311) |
| Net capital before haircuts on securities position | 18,396 |
| Haircuts on securities | --- |
| Net capital | $ 18,396 |
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 5,342 |
| Minimum dollar net capital required | $ 5,000 |
| Net capital requirement (greater of minimum net capital required or minimum dollar net capital required) | $ 5,000 |
| Excess net capital | $ 13,054 |

Aggregate Indebtedness

| | |
|---|---|
| Total liabilities from statement of financial condition | $ 80,131 |
| Less non-aggregate indebtedness | --- |
| Total aggregate indebtedness | $ 80,131 |
| Ratio: Aggregate indebtedness to net capital | 4 to 1 |

**RUTBERG AND COMPANY, LLC**

**Schedule I**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**and**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
*As of December 31, 2017*

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(i) of Rule 15c3-3.

**RUTBERG AND COMPANY, LLC**

**Schedule II**
**Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission**
*As of December 31, 2017*

1. Reconciliation of Computation of Net Capital to Respondent's Computation

   The reconciliation between Schedule I and the respondent's computation is as follows:

| | Net Capital | Aggregate Indebtedness | Percentage |
|---|---|---|---|
| Computation per respondent | $18,395 | $80,131 | 435.59% |
| Computation per Schedule I | 18,395 | 80,131 | 435.59% |
| Differences | $ - | $ - | |

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Rutberg and Company, LLC

We have reviewed management's statements, included in the accompanying, Rutberg and Company, LLC Management Statement Regarding Exemption from SEA Rule 15c3-3 in which (1) Rutberg and Company, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, CA
February 23, 2018

February 23, 2018

**Rutberg & Co, LLC's Exemption Report**

Rutberg & Co, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [i]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Respectfully submitted,



Bryan Rutberg

Managing Member